Ryan A. Murr 415.733.6024 rmurr@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Three Embarcadero Center, 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

August 27, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. - Mail Stop 4561

Washington, D.C. 20549

Attn: Stephen Krikorian

Re:	ActivIdentity Corporation
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed December 14, 2007
File No. 000-50223
Staff Comment Letter Dated July 9, 2008

Dear Mr. Krikorian:

We are writing on behalf of ActivIdentity Corporation (the “Company”) with regard to the above-referenced comment letter from the Staff of the Securities and Exchange Commission dated July 9, 2008 (the “Letter”).  Although the Company has previously requested an extension of the time to file its response to the Letter, the Company respectfully requests a further extension of time through September 5, 2008.  The Company continues to review the Letter and prepare a response and the addition of a new Chief Financial Officer, which was announced on a Form 8-K on August 6, 2008, has given rise to the Company’s request to be allowed more time to respond.

If you have any questions or concerns regarding the timing of the Company’s response to the Letter, please call me at (415) 733-6024.  Thank you for your assistance.

Sincerely,

/s/ Ryan Murr

Ryan Murr

cc:	Jerome Pintar, Vice President, Finance